Troutman Pepper Locke LLP 111 South Wacker Drive Suite 4100 Chicago, IL 60606

May 8, 2026

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABX Longevity Growth and Income Fund

Amendment No. 17 to Registration Statement on Form N-2

Filed February 27, 2026

Securities Act File No. 333-274405

Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of ABX Longevity Growth and Income Fund (the “Fund”), we are writing to submit the Fund’s responses to (a) certain oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 23, 2026, with respect to the above-referenced Amendment No. 17 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and (b) certain oral comments to the Registration Statement provided by the Staff on April 7, 2026.

Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 18 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s oral comments (to the best of our recollection) and written comments below in bold, and follow each comment with the Fund’s responses thereto.

I.	Verbal Comments Received From the Staff on March 23, 2026

1.	Please file the seed financial statements and audit consent letter.

The Fund has filed as its audited Seed Financial Statements at Exhibit 99.o to the Revised Registration Statement and the auditor consent letter as Exhibit 99.v.

2.

Under “Risk of Increased Premiums on Portfolio Mortality Contracts” the last sentence says that increases in premiums on portfolio mortality Contracts will result in the Fund “likely need[ing] to hold cash in low or no interest bear accounts.” Please identify this as a separate risk factor.

Please see page 36 of the Revised Registration Statement where this disclosure has been added.

May 8, 2026

3.

Please file the power of attorney as an exhibit to the registration statement, rather than in the body of the registration statement. Please also specifically identify the Fund for which the power of attorney conveys authority, including the specific fund name and 1933 Act file number.

Please see the independent trustee’s powers of attorney included at Exhibits 99.t(1), 99.t(2), 99.t(3), to the Revised Registration Statement.

II.	SEC Comments Received April 7, 2026

4.

The second sentence in the response to Comment 5 states “specifically we state that the Manager will not allow the Fund to purchase directly or indirectly. . .” We note that prohibited affiliated transactions include sales as well as purchases, please consider revising that sentence to also refer to sales to or brokered by affiliates.

Please see Page 45 of the Revised Registration Statement where the Fund has added disclosure regarding the prohibition of entering into transactions involving the Fund and the Manager or the Manager’s affiliates. Specifically, we state that “The Manager will not allow the Fund to purchase or sell, directly or indirectly, any Longevity Assets owned or brokered by its affiliates.” (the bold and italic text added for emphasis against the prior submission) We have deleted references to brokerage transactions permitted under Rule 17e-1 of the Investment Company Act, since the Manager will not use an affiliate to broker securities transactions for the Fund.

5.

With respect to Comment 7 of the Response Letter, with respect to the risk factor discussed under “Risk that Certain Longevity Assets are not deemed securities” please consider (i) adding text similar to that under “Wholly Owned Subsidiaries” on the cover page to the effect that if the Fund losses its status as an investment company, under the 1940 Act, the Fund and Fund investors would not have the protections of the 1940 Act that are available to registered investment companies and their shareholders and (ii) immediately prior to “lose its status as an investment company” insert “if it is not able to rely on section 3(a)(1)(A).”

Please see page 22 of the Revised Registration Statement where this disclosure has been added.

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (917) 705-4927 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac Jr.

Thomas V. Bohac Jr.
Troutman Pepper Locke LLP

cc:	Jay Jackson, ABX Longevity Growth and Income Fund

2